                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


      REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

       FOR QUARTER ENDED MARCH 31, 1997  COMMISSION FILE NUMBER 001-11145

                       BIOVAIL CORPORATION INTERNATIONAL
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
           FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                     FORM 20-F  X              FORM 40-F __
                               ---
INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

               YES ___                                     NO X
                                                             ___



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                       BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                     INDEX

PART 1. FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, MARCH 31, 1997 AND
     DECEMBER 31, 1996..........................................    1

CONSOLIDATED STATEMENTS OF INCOME
     FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996.........    2

CONSOLIDATED STATEMENTS OF CASH FLOW
     FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996.........    3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS......................    4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS..................................    6

PART II.         OTHER INFORMATION..............................    8

(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE STATED.)

                       BIOVAIL CORPORATION  INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
          (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)



                                               MARCH 31,              DECEMBER 31,
                                                 1997                     1996
                                              -----------             -----------
                                              (UNAUDITED)

                     ASSETS
Current
Cash and short-term deposits                    $ 6,710                  $ 4,526
Accounts receivable                              12,839                   10,364
Inventories                                       9,670                    8,134
Executive stock purchase plan loans (Note 3)      2,541                    2,512
Deposits and prepaids                             1,294                    1,063
                                                -------                  -------
                                                 33,054                   26,599
Fixed Assets                                     24,838                   24,819
Other Assets                                      7,051                    7,188
                                                -------                  -------
                                                $64,943                  $58,606
                                                =======                  =======
                  LIABILITIES
Current
Bank Indebtedness (Note 5)                      $ 3,717                  $     -
Accounts payable                                  5,824                    5,468
Accrued liabilities                               1,882                    1,738
Income taxes payable                                989                      808
Customer prepayments                              4,151                    6,681
Current portion of long-term debt                 1,950                    2,298
                                                -------                  -------
                                                 18,513                   16,993
Long-Term Debt                                    4,010                    4,670
                                                -------                  -------
                                                 22,523                   21,663
                                                -------                  -------
              SHAREHOLDERS' EQUITY
Share capital                                    14,505                   14,614
Retained earnings                                28,262                   22,712
Cumulative translation adjustment                  (347)                    (383)
                                                -------                  -------
                                                 42,420                   36,943
                                                -------                  -------
                                                $64,943                  $58,606
                                                =======                  =======

               The accompanying notes are an integral part of the
                       consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
                   (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA
                  ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                       MARCH 31,           MARCH 31,
                                                       ---------           ---------
                                                         1997                1996
                                                       ---------           ---------

REVENUE
Contract                                           $       740            $     1,157
Manufacturing                                           13,290                 12,771
Royalty and licensing                                    2,362                  2,346
                                                   -----------             ----------
                                                        16,392                 16,274
                                                   -----------             ----------
EXPENSES
Cost of contract revenue                                   484                    929
Cost of manufactured goods sold                          4,323                  5,464
Research and product development                         3,065                  2,039
Selling, general and administrative                      2,647                  2,943
                                                   -----------             ----------
                                                        10,519                 11,375
                                                   -----------             ----------
OPERATING INCOME                                         5,873                  4,899
INTEREST INCOME (EXPENSE), net                             (15)                   170
                                                   -----------             ----------
INCOME BEFORE INCOME TAXES                               5,858                  5,069
PROVISION FOR INCOME TAXES                                 308                    382
                                                   -----------             ----------
NET INCOME                                         $     5,550            $     4,687
                                                   ===========            ===========
EARNINGS PER SHARE - (Note 6)                      $      0.22            $      0.18
                                                   ===========            ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                          25,430,000             25,343,000
                                                   ===========            ===========


               The accompanying notes are an integral part of the
                       consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)


                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                               1997                1996
                                                             -------             -------
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES

OPERATING
 Net income for the period                                   $ 5,550             $ 4,687
 Depreciation and amortization                                   689                 464
                                                             -------             -------
                                                               6,239               5,151
 Change in non-cash operating items (Note 2)                  (6,075)                978
                                                             -------             -------
                                                                 164               6,129
                                                             -------             -------
INVESTING
 Additions to fixed assets, net                                 (780)             (1,632)
                                                             -------             -------
                                                                (780)             (1,632)
                                                             -------             -------
FINANCING
 Reduction in long-term debt                                    (939)               (369)
 Increase in long-term debt                                        -                 249
 Issuance of share capital                                        37                  25
                                                             -------             -------
                                                                (902)                (95)
                                                             -------             -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          (15)               (294)
                                                             -------             -------
(DECREASE) INCREASE IN CASH                                   (1,533)              4,108
CASH, BEGINNING OF PERIOD                                      4,526              24,323
                                                             -------             -------
CASH, END OF PERIOD                                          $ 2,993             $28,431
                                                             =======             =======
REPRESENTED BY
 Cash and short-term deposits                                $ 6,710             $28,431
 Bank indebtedness (Note 5)                                   (3,717)                  -
                                                             -------             -------

                                                             $ 2,993             $28,431
                                                             =======             =======

               The accompanying notes are an integral part of the
                       consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S DOLLARS)
                                  (UNAUDITED)

1.   SIGNIFICANT ACCOUNTING POLICIES


    Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods.

    Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements with third parties and is net of amounts payable to sublicensees.

    Certain of the 1996 figures have been reclassified to conform to the 1997 presentation.

    For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1996.

    In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.



2.   CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                                   THREE MONTHS ENDED MARCH 31,
                                                           (IN THOUSANDS)
                                                   ----------------------------
                                                    1997                   1996
                                                   ------                 ------
Accounts receivable                              $(2,451)             $  (481)
Inventories                                       (1,521)              (1,427)
Executive Stock Purchase Plan Loans                  (30)                   -
Deposits and prepaid expenses                       (231)                (282)
Accounts payable and accrued liabilities             504                2,566
Income taxes payable                                 183                  (93)
Deferred revenue                                  (2,529)                 695
                                                 -------              -------
                                                 $(6,075)             $   978
                                                 =======              =======

3. EXECUTIVE STOCK PURCHASE PLAN LOANS

     Executive stock purchase plan loans as at March 31, 1997 comprise loans of $2,451,000 made to finance the acquisition of shares of the Company on the open market by executive officers. These loans are secured by the shares, bear interest at 1/4% over the bank prime rate, equal to the Company's rate for borrowings, and are due on December 31, 1997.


4.   LITIGATION

     From time to time, the Company becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.


5.   BANK INDEBTEDNESS

     The Company has an operating line of credit of $10,950,000 with a Canadian chartered bank for which a specified charge on accounts receivable and inventories has been given. As at March 31, 1997, the Company utilized $3,717,000 in borrowings under this line of credit.


6.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The items included in the table below give rise to differences in net income under generally accepted accounting principles in the United States ("U.S. GAAP").



                                                                        THREE MONTHS ENDED MARCH 31,
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                    ------------------------------------
RECONCILIATION OF NET INCOME UNDER CANADIAN AND U.S. GAAP                 1997                  1996
                                                                         ------                ------
Net income according to U.S. and Canadian GAAP                          $ 5,550               $ 4,687
                                                                        =======               =======
Earnings per share under U.S. GAAP                                      $  0.21               $  0.18
                                                                        =======               =======
Weighted average number of common shares outstanding under
US. GAAP  (1)                                                            26,821                26,626
                                                                        =======               =======

1) The weighted average number of common shares outstanding for purposes of the computation of the earnings per share under U.S. GAAP gives effect to the exercise of outstanding options and the 3 for 1 stock split in January, 1996.


There are no differences between shareholders' equity determined under Canadian and U.S. GAAP at either March 31, 1997, or December 31, 1996.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

OVERVIEW

The Company derives its revenues from (1) the development and licensing of oral controlled release products using its proprietary drug delivery technology; (2) the manufacture of such drugs for sale to licensees; (3) royalties from sales by licensees of Company developed products; and (4) providing contract research services.

RESULTS OF OPERATIONS

Revenues for the first quarter of 1997 were $16,392,000 compared with $16,274,000 in 1996. Net income increased 18% to $5,550,000, or $0.22 per share, in the first quarter of 1997 compared with net income of $4,687,000 or $0.18 per share, in 1996. The increase in profit in 1997 is primarily attributable to improved margins on Tiazac(R) due to the higher proportion of trade vs. sample sales in 1997 compared to 1996.

Revenue realized by the Contract Research Division from external customers was $740,000 in the first quarter of 1997 compared to $1,157,000 in 1996. Revenues were down in the quarter primarily as a result of the scheduling of significant internal Company projects, which is evidenced by the increase in research and development expenditures in the quarter. Operating margins were 34.6% in the first quarter of 1997, compared to 19.7% in 1996.

Manufacturing revenues of $13,290,000 were generated on sales of Tiazac(R) in the first quarter of 1997, compared to $12,771,000 in 1996. In the first quarter of 1997, trade volumes approximated 95%, whereas in 1996, trade volumes were 40% compared to 60% for samples. As a result of the lower cost of manufacture for trade supplies and continuously improving manufacturing efficiencies, the manufacturing margin improved to 67.5%, up from 57.2% in 1996.

Royalty revenue, net of royalty expenses, totaled $2,362,000 in the first quarter of 1997, compared to $2,346,000 last year.

Research and product development expenditures were $3,065,000 in the first quarter of 1997 up from $2,039,000 expended in 1996 and reflects the significant level of activity in the Company on the development of new products.

Selling, general and administrative costs were $2,647,000 in the quarter, down from $2,943,000 in 1996, primarily as a result of lower legal and marketing costs. As in prior quarters, all costs related to the Canadian sales and marketing organization have been expensed as incurred.

Operating income of $5,873,000 was achieved in the first quarter of 1997, compared to operating income of $4,899,000 in 1996. Canadian operations incurred losses of $2,221,000 and $2,737,000 in 1997 and 1996 respectively. Operating income of $1,260,000 and $906,000 in each of the 1997 and 1996 periods respectively was earned by the Company's subsidiary in

Switzerland through royalties earned on the Company's products. Barbados contributed operating income of $6,834,000 in the first quarter of 1997 compared to $6,728,000 in 1996.

Net interest expense was $15,000 in the first quarter of 1997 compared to interest income of $170,000 in 1996.

Income taxes in the first quarter of 1997 were $308,000 compared to $382,000 in 1996, which tax provisions are reflective of the geographic sources of income at appropriate tax rates.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 1997, the Company's working capital was $14,541,000 compared to $9,606,000 at December 31, 1996 and represented working capital ratios of 1.8:1 and 1.6:1 respectively.

The Company generated $164,000 in cash-flow from operating activities for the three months ended March 31, 1997 compared to $6,129,000 in 1996. Cash generated was as a result of income from operations (after adding back non-cash charges) of $6,239,000 and $5,151,000 in the 1997 and 1996 first quarters respectively, and an increase in non-cash operating items of $6,075,000 and a reduction of $978,000 in the two respective quarters.

Investing activities used cash of $780,000 in the first quarter of 1997, compared to $1,632,000 in 1996. In both quarters, cash utilization was for additions to fixed assets.

Financing activities used net cash of $902,000 in the first quarter of 1997 compared to a usage of $95,000 in 1996. Cash utilization for the first quarter of 1997 was for long-term debt repayments of $939,000, offset in part by the issuance of share capital of $37,000. The 1996 cash utilization was for long-term debt repayments of $349,000, offset in part by the issuance of common shares for $25,000 and increases in long-term debt of $249,000.

Exchange rate changes on foreign cash balances resulted in a reduction of cash of $15,000 in the first quarter of 1997, compared to a reduction of $294,000 in 1996.

As a result of the foregoing, the Company's net cash balance was $2,993,000 as at March 31, 1997, compared to $4,256,000 at December 31, 1996 and $28,431,000 at March 31, 1996.

The Company's total long-term debt was $5,960,000 as at March 31, 1997 compared to $6,968,000 at December 31, 1996 and $10,085,000 at March 31, 1996.
In addition, the Company has available a line of credit of $10,950,000 for short-term financing of which $3,717,000 was utilized as at March 31, 1997.

The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives.

INFLATION

Inflation has not had a material impact on the Company's operations.

                       BIOVAIL CORPORATION INTERNATIONAL
                          PART II - OTHER INFORMATION

1. OPERATIONAL INFORMATION

     The press releases issued by the Company in the 1997 first quarter are attached as the following exhibits:

     a) On February 27, 1997, the Company reported its 1996 Fourth Quarter and Year End Financial Results.

     b) On March 12, 1997, the Company confirmed the Chairman of the Board purchase of 125,000 shares on the open market.

     c) On April 15, 1997, the Company announced it has received approval from the Health Protection Branch to market Tiazac(R) in Canada, to be marketed by a newly created wholly-owned subsidiary CRYSTAAL Corporation.

     d) On April 28, 1997, the Company reported its 1997 First Quarter Financial results, confirmed the ANDA filing for Generic Cardizem CD in the U.S.; and the signing of European Licensing Agreements for Tiazac(R).

     e) On April 30, 1997, the Company confirmed the ANDA filing for Generic Verelan in the U.S.

2. LEGAL PROCEEDINGS

     For detailed information concerning legal proceedings, reference is made to
     Note 4 in the financial statement contained as part hereof.